AB 3/11/06

FD 3/14

SECU 06004494 SSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2006 WASH. D.C. 213

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABACUS INTERNATIONAL CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 CANAL STREET, 2ND FLOOR
(No. and Street)

NEW YORK,	NEW YORK	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JILL SUNG, V.P. 212-285-4770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMETRIUS & COMPANY, L.L.C.
(Name – *if individual, state last, first, middle name*)

155 ROUTE 46 WEST	WAYNE	NEW JERSEY	07470
(Address)	(City)	(State)	(Zip Code)

PROCESSED APR 11 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ABACUS INTERNATIONAL CAPITAL CORP.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

DECEMBER 31, 2005

Independent Auditors' Report	1
Statement of Financial Condition as of December 31, 2005	2
Statement of Operations for the Year Ended December 31, 2005	3
Statement of Changes in Stockholder's Equity for the Year Ended December 31, 2005	4
Statement of Cash Flows for the Year Ended December 31, 2005	5
Notes to Financial Statements	6 – 8
Additional Information:	
Schedule I – Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission	9
Independent Auditors' Report on Internal Control	10 – 11

DEMETRIUS & COMPANY, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Abacus International Capital Corp.

We have audited the accompanying statement of financial condition of Abacus International Capital Corp. (the "Company") (a wholly owned subsidiary of Abacus Federal Savings Bank) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus International Capital, Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

February 23, 2006
Wayne, New Jersey

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
1-800-903-9567 ▪ 212-682-0653 ▪ www.demetrius-llc.com

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2005

ASSETS

Cash	$ 294,255
Clearing deposits, at market	103,551
Investments	4,248,000
Stock warrants	3,300
Receivable from Parent	172,441
Prepaid insurance	15,348
	$ 4,836,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 24,650
Loan payable to Parent	4,248,000
Stockholder's equity:	
Common stock - no par value	
200 shares authorized, issued and outstanding	500
Additional paid-in capital	869,375
Deficit	(305,630)
Toatl Stckholder's Equity	564,245
	$ 4,836,895

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 11,917
Interest and dividends	120,280
	132,197
Expense:	
Interest expense	116,466
Employee compensation and benefits	67,529
Administrative expenses	21,000
Payroll taxes	5,434
Exchange and clearance fees	24,459
Insurance	15,505
Professional fees	3,000
Depreciation	195
Dues and subscriptions	4,044
Quotes	1,519
Other expenses	798
	259,949
Loss Before Income Tax	(127,752)
Income Tax Benefit	58,127
Net Loss	$ (69,625)

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	(Deficit)	Total
Balance, January 1, 2005	$ 500	$ 494,375	$ (236,005)	$ 258,870
Net Loss	-		(69,625)	(69,625)
Additions	-	375,000	-	375,000
Balance December 31, 2005	$ 500	$ 869,375	$ (305,630)	$ 564,245

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (69,625)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	195
(Increase) decrease in operating assets:	
Deposits with clearing broker	27,952
Receivable from Parent	(58,127)
Prepaid assets	849
Increase (decrease) in operating liabilities:	
Accrued expenses	23,945
Due clearance broker	(17,403)
Net cash used by operating activities	(92,214)
Net cash used by investing activities:	
Purchase of investments	(4,248,000)
Cash flows from financing activities:	
Stockholder's contribution	375,000
Loan payable - Parent	4,248,000
Net cash provided by financing activities	4,623,000
Increase in cash	282,786
Cash at beginning of year	11,469
Cash at end of year	$ 294,255
Supplemental cash flow disclosure:	
Expenses paid by Parent	$ 58,127

The accompanying notes are an integral part of the financial statements.

ABACUS INTERNATIONAL CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Abacus International Capital Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on March 15, 1993 in the State of New York and maintains an office in New York City.

The Company is engaged in a single line of business as a securities broker-dealer, that comprises agency transactions. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Pershing LLC pursuant to an agreement between the Company and Pershing. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c)of Regulation T of the Board of Governors of the Federal Reserve System, because Pershing, as defined by such rules, carries all customer accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on trade date. Customers' securities transactions are reported on settlement basis with related commission income and expenses reported on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are calculated and recognized as of the date of financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less then ninety days, and if they are not held for sale in the ordinary course of business. Deposits in banks may at times exceed FDIC insurance limits. To mitigate this risk, well-qualified financial institutions are utilized.

Depreciation

Depreciation is provided on a straight-line basis for financial reporting purposes and the modified accelerated cost recovery system for federal income tax purposes.

Financial Instruments

The carrying amount of cash, deposits with the clearing house, and accrued expenses approximates fair value due to the short maturity of these instruments.

New Authoritative Accounting Pronouncements

The Company does not anticipate the adoption of recently issued accounting pronouncements to have a significant effect on the Company's results of operations, financial position or cash flows.

Investments

Investments are carried at cost, which approximates market value.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent whereby the Parent incurs and pays all of the overhead and administrative costs. The amount of $21,000 was allocated to the Company in 2005. See Notes 6 and 7 for other related party transactions.

NOTE 4 - CONTINGENCIES

The Company engages in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, unsettled customer transactions may expose the Company to off-balance risk in the event the customer is unable to fulfill his contractual obligation. Significant credit exposure may also result in the event that the clearing broker is unable to fulfill its contractual obligation.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). This rule prohibits a firm from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital", as those terms are defined by the rule, and when a firm's net capital falls below a required "minimum net capital", which limit is set within the rule. The Company is required to maintain minimum net capital of $5,000. As of December 31, 2005, the Company had net capital of $368,156.

NOTE 6 – INCOME TAXES (BENEFIT)

For the year ended December 31, 2005, the tax benefit is comprised of the following:

Current federal taxes	$ 43,436
Current state taxes	14,691
Total Benefit	$ 58,127

The Company is included in the Parent's consolidated tax return filing with the Internal Revenue Service and the combined filing with the New York State Department of Finance. Accordingly, the Company's share of the benefit is allocated to it. As of December 31, 2005, the accumulated benefit amounted to $172,441, represented as "Receivable from Parent" in the Statement of Condition.

NOTE 7 – INVESTMENTS AND LOAN PAYABLE TO PARENT

Investments of $4,248,000 at December 31, 2005 consist of forty-three (43) Certificates of Deposit held in various thrift institutions throughout the United States. They have one year terms and pay approximately 4% interest per annum. In order to purchase the CDs, the Parent lent the Company funds equal to the amount of the investment, with interest due equal to the interest income earned. As the CDs mature in 2006, the Company will repay the loan.

ABACUS INTERNATIONAL CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Total ownership equity	$ 564,245
Deductions:	
Non-allowable assets:	
Receivable from Parent	172,441
Stock warrant	3,300
Prepaid expenses	15,348
Fidelity bond deductible in excess of $5,000	5,000
Total non-allowable assets	196,089
Net capital before haircuts on securities positions	368,156
Haircuts on securities positions	-
Net capital	$ 368,156
Total aggregate indebtedness	$ 4,272,650
Minimum net capital required (6-2/3%)	$ 284,986
Minimum dollar net capital	$ 5,000
Excess net capital	$ 363,156
Excess net capital at 1000%	$ (59,109)
Percentage of aggregate indebtedness to net capital	1161%

The above computation does not differ materially from the December 31, 2005 calculation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of Abacus International Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Abacus International Capital Corp. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius & Company, L.L.C.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
February 23, 2006